OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

DRILLING BEGINS AT MIRANDA GOLD CORP.’S IRON POINT PROJECT

Vancouver, BC, Canada – April 22, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that drilling has begun on its Iron Point project, currently under an exploration funding agreement with White Bear Resources (“White Bear”). The planned drill program will include three holes totaling 4,500 ft (1,400 m) and expenditures of approximately $270,000.

The Iron Point property is located at the intersection of the Battle Mountain-Eureka and Getchell gold trends, in southeastern Humboldt County, Nevada. Drilling at Iron Point will test three target areas.  A zone of northerly trending faults at Iron Point is inferred to be the southern projection of the Getchell Fault, the major control for mineralization at the Getchell and Turquoise Ridge mines to the north.  One hole will test a north and northwest trending fault intersection where favorable limestone shows strong oxidation and silicification. Soils and rocks are anomalous in the area of alteration.

Multiple significant gold deposits surrounding the Iron Point region show a close spatial association with the contact of Ordovician age rocks with either older or younger rock formations.  A second drill hole at Iron Point will test for this contact in an area where nearby historic holes show thick continuous zones of low-level gold. Miranda has also identified mercury gas anomalies peripheral to this area. A third hole will test the footwall of another north trending fault zone inferred as a possible southern extension of the Getchell Fault.  This fault also defines the favorable contact between Ordovician and older Cambrian rocks.

Miranda proposes that the Iron Point alteration and gold anomalies with their associated west-northwest- and northwest-trending dike patterns may occur within a broad zone of intrusive rocks and interrelated faults and folds extending west-northwest from the Lone Tree Mine area. Other significant gold deposits could occur along this trend, especially where Getchell Trend structures are intersected.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc. and Queensgate Resources Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.